Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of American Battery Metals Corporation of our audit report dated September 28, 2020, with respect to the consolidated balance sheets of American Battery Metals Corporation as of June 30, 2020, and September 30, 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the periods then ended, to be filed on or about January 27, 2021.  Our report dated September 28, 2020, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern. We also consent to the use of our name under the caption “Experts.”

/s/Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

Farmington, Utah

January 27, 2021